EXHIBIT 99.1



                       AMENDMENT TO THE CF BANCORP, INC.
                     1992 STOCK OPTION AND INCENTIVE PLAN


      WHEREAS, CF Bancorp, Inc. (the "Company") heretofore adopted the CF Bancorp, Inc. 1992 Stock Option and Incentive Plan, as amended (the "Plan"); and

      WHEREAS, pursuant to Section 4.02 of the Merger Agreement dated as of May 31, 1995, between First Midwest Bancorp, Inc. and the Company (the "Merger Agreement"), each option which is outstanding immediately prior to the Effective Time of the Merger contemplated by the Merger Agreement shall, by virtue of the Merger, become and represent an option to purchase such number of shares of common stock, no par value, of First Midwest Bancorp, Inc. at such prices as determined pursuant to the Merger Agreement; and

      WHEREAS, in the event of a merger, Section 13 of the Plan directs the Committee appointed under the Plan to make appropriate changes in the number and type of shares subject to options and the prices specified therein; and

      WHEREAS, the Committee has approved the amendment to the Plan set forth herein to make the changes contemplated by Section 4.02 of the Merger Agreement and recommends approval thereof by the Board of Directors; and

      WHEREAS, the Board has received such recommendation and has adopted and approved such amendment.

      NOW,  THEREFORE,   the  Company   hereby  amends  the   Plan,  effective
immediately prior to the Effective Time of the Merger contemplated by the Merger Agreement, by adding a new Section 22 thereto to read:

            22. Effect of Merger Involving First Midwest Bancorp, Inc. Notwithstanding any other provision of the Plan, or of any Option agreement, the following provisions shall be applicable with respect to each Option outstanding immediately prior to the effective date of this Section 22:

            (a) Number and Type of Shares. Each Option shall cover the number of shares of common stock, no par value, of First Midwest Bancorp, Inc. (including associated Preferred Share Purchase Rights) ("First Midwest Common Stock") determined by multiplying the number of Shares covered by the Option by 1.4545 and then rounding down to the nearest full share of First Midwest Common Stock.

            (b) Exercise Price. The exercise price per share of First Midwest Common Stock covered by each such Option shall be determined by dividing the exercise price per Share under each such Option by 1.4545 and then rounding down to the nearest whole cent.

            (c) Other. Except as provided in this Section 22, each Option outstanding as of the effective date of this Section 22 shall be exercisable on the same terms and subject to the same conditions as were applicable to the Option immediately prior to the effective date of this Section 22, giving effect to the provisions of Section 15 of this Plan relating to the acceleration of the exercisability of such Options as a result of the Merger. Upon the Merger, the "Corporation" for purposes of this Plan shall mean First Midwest Bancorp, Inc., successor to the Corporation.

            (d) Committee. As of the effective date of this Section 22, for all purposes under each Option and this Plan generally, the Committee shall be the Compensation Committee of the Board of Directors of First Midwest Bancorp, Inc., or such other Committee thereof, as may from time to time act as the Committee under the First Midwest Bancorp, Inc. 1989 Omnibus Stock and Incentive Plan.

      IN WITNESS WHEREOF, in accordance with the authorization and direction of the Board of Directors, this Amendment has been executed in the name and on behalf of CF Bancorp, Inc. by the undersigned duly authorized officer, effective as of the date set forth herein.

                                          CF BANCORP, INC.



                                          PAUL L. ECKERT
                                          Paul L. Eckert,
                                          Chairman of the Board


ATTEST:



GREG I. BOHAC
Secretary

















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